Exhibit 3.67

SINGLE MEMBER OPERATING AGREEMENT

This Single Member Operating Agreement for Plaxicon, LLC, a California limited liability company (the “Company”) is made as of December 29, 2006 by Plaxicon Holding Corporation, a Delaware corporation, its sole member (the “Member”).

1. Formation of the Company. The Company was formerly Plaxicon, Inc., a California corporation. The Company has been converted to a limited liability company pursuant to Sections 1150-1160 of the California Corporations Code.

2. Name of the Company. The name of the Company shall be Plaxicon, LLC.

3. Registered Office and Registered Agent. The Company’s registered agent in the State of California is Alex Iniguez, and the address of the registered agent in such state is 10660 Acacia, Rancho Cucamonga, California 91730.

4. Purpose. The purpose and business of the Company shall be any business which may lawfully be conducted by a limited liability company under the Berverly-Killea Limited Liability Company Act.

5. Term. Unless sooner terminated as permitted by the Act, the duration of the Company shall be perpetual.

6. Management. The management of the Company shall be conducted by the members.

7. Amendment. This Agreement may be amended or terminated by execution of an instrument so providing, signed by the sole member of the Company.

IN WITNESS WHEREOF, this Single Member Operating Agreement has been executed as of the date first above written.

PLAXICON, INC.

By:	/s/ Billy Williams
Chairman